Filed by Innocoll AG

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Innocoll AG

Commission file number: 001-36565

Innocoll AG Announces Plan to Move Corporate Domicile to Ireland

ATHLONE, Ireland, December 9, 2015 — Innocoll AG (NASDAQ:INNL) today announced that its supervisory board has unanimously approved a plan to move the company’s legal domicile from Germany to Ireland.

We expect Innocoll to have a transformative year in 2016. Our two lead product candidates are well advanced in their Phase 3 efficacy trials. We expect the Phase 3 data from XaraColl and Cogenzia to be available in the first half and in the third quarter of 2016, respectively. We expect to commence a clinical program in the US for CollaGUARD, our third product in the pipeline, which helps fight post-surgical adhesions, after a pre-submission meeting planned for the first quarter of 2016 with the FDA. We intend to build commercial capabilities in the U.S. to effectively support our brands, and we will evaluate the benefits of select partnerships or co-promotions outside the U.S. Finally, we have started to expand our manufacturing capabilities in our facility in Saal, Germany, in order to supply our late-stage products.

The re-domicile to Ireland is a critical strategic step that will help us capitalize on our strategic initiatives and enhance our corporate profile as there are significant potential benefits of having our publicly-traded parent incorporated in Ireland. It will provide us with greater flexibility in structuring our equity issuances and other financing transactions. Also, the re-domicile will help eliminate certain burdensome formalities and costs to the company and our shareholders. Finally, it positions the company to have better access to the global financial market, and enable us to continue to further attract and retain talent.

The proposed move to a jurisdiction like Ireland will put Innocoll in line with the majority of the NASDAQ listed peers in our sector while preserving Innocoll AG’s current Irish tax residency without impacting Innocoll’s operations.

“We believe that our proposed corporate re-domicile is in the best interest of Innocoll and our shareholders,” said Tony Zook, chief executive officer of Innocoll. “We believe this move will enable Innocoll to benefit from advantages offered by Irish corporate law and provide important economic and operational benefits for our company.”

Innocoll’s proposed re-domicile will be achieved through a cross border merger under European Union law pursuant to which Innocoll AG will merge into Innocoll Holdings plc, an Irish shell company, the ordinary shares of which will be exchanged for those of Innocoll AG (including those shares underlying existing ADSs on a 1:1 basis). Upon completion of the transaction, Innocoll Holdings plc intends to list its shares directly on NASDAQ under the same "INNL"

trading symbol currently used by Innocoll. Innocoll Holdings plc will be the sole surviving entity after the merger and will assume all of the assets and liabilities of Innocoll AG.

The proposed change in domicile is subject to approval from Innocoll's shareholders at an extraordinary general meeting anticipated to occur in January 2016, the final approval of Innocoll's management board, and the satisfaction of other customary closing conditions. If approved, the re-domicile merger and share exchange are expected to close in March 2016.

Innocoll Holdings plc will file a Registration Statement on Form F-4 with the Securities and Exchange Commission which will contain a prospectus relating to the re-domicile merger, including the share exchange.  Upon completion of the transaction, Innocoll Holdings plc will remain subject to the reporting, disclosure and governance requirements of the NASDAQ and the SEC.

About Innocoll AG

Innocoll is dedicated to making better happen—better ways for patients to recover from surgeries and better ways to treat limb-threatening infections. We strive to engineer better medicines to help patients get better.

Our proprietary, biocompatible, and biodegradable collagen products are precision-engineered for targeted use. Applied locally to wound and/or surgery sites, they are designed to provide a range of benefits.

Our late-stage product pipeline is focused on addressing a number of significant unmet medical needs: INL-001, a bupivacaine-collagen bioresorbable implant (Phase III), is being studied to provide better postoperative analgesia; INL-002, a gentamicin-collagen topical matrix (Phase III), is being investigated as a topical treatment to better cure diabetic foot infections; and INL-003, a bioresorbable collagen film surgical adhesion barrier (approved ex-US), is scheduled to enter clinical trials in the US for the prevention of postsurgical adhesions.

Our currently approved products include: COLLAGUARD® (ex-US), COLLATAMP® G, SEPTOCOLL® E, REGENEPRO®, COLLACARE®, COLLEXA®, and ZORPREVA®, some of which are sold globally through strategic partnerships, including those with Takeda, EUSA Pharma, and Biomet. All of our native collagen products—from extraction/purification of type-1 collagen through final delivery form—are manufactured at our certified, integrated plant in Saal, Germany.

Innocoll is a global company operating in Europe and the US, with plans to further partner in other high- potential areas around the world.

For more information, please visit www.innocoll.com.

CollaRx®, Collatamp®, CollaGUARD®, Collieva®, CollaCare®, Collexa®, Cogenzia® LidoColl®, LiquiColl®, and XaraColl® are registered trademarks, and CollaPress™, DermaSil™, Durieva™, and Zorpreva™ are trademarks of the company.

Forward-looking Statements

"Any statements in this press release about our future expectations, plans and prospects, including statements about the potential re-domicile; our ability to initially list and maintain the listing of Innocoll Holdings plc ordinary shares on NASDAQ or any other stock exchange; our ability to benefit from, or realize the benefits of, Irish corporate law; our ability to realize economic and operational benefits as a result of the re-domicile; the impact of the re-domicile on our ability to retain talent and access global financial markets; the development of our product candidates, such as the timing, conduct and outcome of our Phase 3 clinical trials of Xaracoll for the treatment of post-operative pain and Cogenzia for the adjuvant treatment of diabetic foot infections, and clinical studies of CollaGUARD, our barrier for the prevention of post-surgical adhesions, and related anticipated FDA pathways and approvals of our proposed clinical strategies; timing and adequacy of the completion of the expansion of our manufacturing facility; pre-commercial activities; the advancement of our earlier stage pipeline; future sales of CollatampG, CollaGUARD, RegenePro, Septocoll or other approved or marketed products; and other statements containing the words "anticipate," "believe," "estimate," "expect," "intend", "goal," "may", "might," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including statements about the impact and potential benefits of the re-domicile transaction, as well as clinical trials of our product candidates. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development programs, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, whether our shareholders will approve the re-domicile, whether our management board provides final approval of the re-domicile transaction, or abandons the re-domicile transaction, following shareholder approval of the same; whether we can satisfy the closing conditions necessary to effect the merger contemplated by the proposed re-domicile; those related to the timing and costs involved in developing and commercializing our products and product candidates, the initiation and conduct of clinical trials, delays in potential approvals by FDA of the commencement of trials, availability of data from clinical trials, positive results from such trials and expectations for regulatory approvals, our scientific approach and general development progress, the availability or commercial potential of our product candidates, the sufficiency of cash resources and need for additional financing or other actions and other factors discussed in the "Risk Factors" section of our Annual Report on Form 20-F for the year ended December 31, 2014, or Innocoll Holdings plc's Registration Statement on Form F-4 which will be filed after the date hereof, each of which is or will be on file with the Securities and Exchange Commission. In addition, the forward-looking statements included in this press release represent our views as of the date of this release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this release."

Important Additional Information Has Been Filed with the SEC

In connection with the proposed change in domicile and related merger, Innocoll Holdings plc will file with the SEC a registration statement on Form F-4 that includes a preliminary prospectus regarding the merger and share exchange, and each of Innocoll AG and Innocoll Holdings plc may be filing with the SEC other documents that contain other relevant materials in connection with the proposed change in domicile of Innocoll AG. Relevant materials will be mailed to the shareholders of Innocoll AG once Innocoll Holdings plc's registration statement has been declared effective by the SEC. INVESTORS ARE ADVISED TO READ THE PROSPECTUS CAREFULLY AND ANY OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INNOCOLL AG AND ITS PROPOSED CHANGE IN DOMICILE. You may obtain a free copy of the preliminary prospectus and other relevant documents filed with the SEC from the SEC's web site at www.sec.gov. You will also be able to obtain, without charge, a copy of the preliminary prospectus and other relevant documents by directing a request to Innocoll Holdings plc, Unit 9, Block D, Monksland Business Park, Monksland, Athlone, Ireland, telephone +353 (0) 90 6486834.

Corporate:

Pepe Carmona
Chief Financial Officer

(215) 983-3362

pcarmona@innocoll.com

Investor Contact:

Russo Partners, LLC

Robert E. Flamm, Ph.D.

(212) 845-4226

robert.flamm@russopartnersllc.com